Grant Thornton LLP Chartered Accountants Management Consultants

October 13, 2006

Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Attention: Continuous Disclosure

Dear Sirs:

RE:	QSound Labs, Inc. (the “Corporation”)
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102

We have reviewed the Corporation’s Notice of Change of Auditor dated October 12, 2006.

We advise that we agree with the information contained in the above mentioned Notice based on our knowledge of that information at this time.

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